1940 ACT FILE NO. 811-23316

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________
FORM N -8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. GENERAL IDENTIFYING INFORMATION
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger
[x]	Liquidation
[ ]	Abandonment of registration
(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
 (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

2017 Mandatory Exchangeable Trust

3.	Securities and Exchange Commission File No: 811-23316

4.	In this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x] Initial Application                  [  ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Donald J. Puglisi, Managing Trustee, 850 Library Avenue, Suite 204, Newark, Delaware 19711

6.	Name, address and telephone number of individual the Commission staff shouldcontact with any questions regarding this form:

Wendell M. Faria – Dentons US LLP, 1900 K Street, NW, Washington, D.C. 20006, (202) 496-7408

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Angela Ter Maat, Vice President, U.S. Bancorp Fund Services, 777 E. Wisconsin Avenue, MK-WI-T5F, Milwaukee, WI 53202, (414) 287-3013

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]   Management company;
[  ]   Unit investment trust; or
[  ]   Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[  ]   Open-end                                  [x]   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware,
Massachusetts):

New York

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

The fund is internally managed.  The fund’s trustees managed the fund throughout its term.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The fund has not made an offering of its securities in the last five years, and has not had a principal underwriter in the last five years.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]   Yes                                               [x]   No

If Yes, for each UIT state:

Name(s):

File No.: 811-____________

Business Address:

15.	(a) Did the fund obtain approval from the board of directorsconcerning the decision to engage in a Merger, Liquidation orAbandonment of Registration?

[  ]   Yes                                            [x]   No

If Yes, state the date on which the board vote took place:

If No, explain:

The fund terminated automatically on December 1, 2020 in accordance with the provisions of Section 8.3(a)(ii) of the Amended and Restated Trust Agreement Constituting 2017 Mandatory Exchangeable Trust, dated as of December 8, 2017, and has distributed all of its assets pursuant to Section 8.3(c) of this Agreement.

(b) Did the fund obtain the approval from shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]   Yes                                           [x]   No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The fund is a limited duration fund whose term expired automatically on December 1, 2020 in accordance with the provisions of Section 8.3(a)(ii) of the fund’s Amended and Restated Trust Agreement Constituting 2017 Mandatory Exchangeable Trust, dated as of December 8, 2017, and which dissolved by operation of contract after winding down its operations and distributing all of its assets.

II. DISTRIBUTION TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x]   Yes [   ]   No

(a)          If Yes, list the date(s) on which the fund made those distributions:

                                                       December 1, 2020.

(b)          Were the distributions made on the basis of net assets?

[x]   Yes [  ]   No

(c)          Were the distributions made pro rata based on share ownership?

[x]   Yes [  ]   No

(d)          If No to (b) or (c) above, describe the method of distribution to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

(e)          Liquidations only:

Were any distributions to shareholders made in kind?

[x]   Yes [  ]   No

The shares of The New York Times Company held by the Trust as of December 1, 2020were distributed pro rata to holders of Trust securities on this date.

If the response to Item 16(e) is “yes,” please indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

None.

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]   Yes [x]   No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[x]   Yes [  ]   No

If No,

(a)   How many shareholders does the fund have as of the date this form is filed?

(b)   Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]   Yes [x]   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[  ]   Yes [x]   No

If Yes,

(a)          Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)          Why has the fund retained the remaining assets?

(c)          Will the remaining assets be invested in securities?

[  ]   Yes [  ]   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]   Yes [x]   No

If Yes,

(a)          Describe the type and amount of each debt or other liability:

(b)          How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a) List the expenses incurred in connection with the Merger orLiquidation:

(i) Legal expenses:

 $1,500

(ii) Accounting expenses:

 Zero.

(iii) Other expenses (list and identify separately):

 Zero.

(b) How were those expenses allocated?

Inversora Carso, S.A. de C.V. (Mexico) (“Carso”), Control Empresarial de Capitales, S.A. de C.V. (Mexico) (“Empresarial”) and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (“Inbursa”, along with Carso and Empresarial collectively, the “Shareholders” and each, a “Shareholder”), which sold  shares of The New York Times Company to the Trust on December 15, 2017 pursuant to the terms of forward purchase agreements between the Trust and the Shareholders, paid all of these expenses in accordance with the terms of a Fund Expense Agreement dated as of December 15, 2017 among the Trust, U.S. Bank National Association, as Service Provider, and the Shareholders.

(c) Who paid those expenses?

See response to Item 22(b).

(d) How did the fund pay for unamortized expenses (if any)?

The fund did not pay for any unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]   Yes [x]   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]   Yes [x]   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]   Yes [x]   No

If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-___________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement or an exhibit to this form.

 VERIFICATION

The undersigned states that (i) he has executed this Form N-8F restated and amended application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the 2017 Mandatory Exchangeable Trust, (ii) he is the Managing Trustee of this Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F are true to the best of his knowledge, information and belief.

(Signature)     /s/ Donald J. Puglisi
 Donald J. Puglisi, Managing Trustee